Exhibit 21.1

LIST OF SUBSIDIARIES

Significant Subsidiaries

(1)	Prentiss Properties Acquisition Partners, L.P., a Delaware limited partnership

(2)	Prentiss Properties Real Estate Fund I, L.P., a Delaware limited partnership

(3)	Prentiss Office Investors, L.P., a Delaware limited partnership

In addition, we have other subsidiaries which are not deemed to be significant subsidiaries.